Mail Stop 3561

December 31, 2007

Patricia Gallup
Chairman and Chief Executive Officer
PC Connection, Inc.
Rt. 101A, 730 Milford Road
Merrimack, NH 03054

> **Re: PC Connection, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 28, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2007**
> **File No. 0-23827**

Dear Ms. Gallup:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006
Item 1. Business

Service and Support, page 4

1.   Please expand the discussion in the third paragraph under this sub-heading regarding the company's Everything Overnight service, including, as appropriate,

whether this service has an impact on inventory levels and the consequences of failing to ship in accordance with the terms of the service.

Distribution, page 8

2.   We note the disclosure in the second paragraph under this sub-heading that the company is seeking to lower its overall inventory costs. Please expand the discussion of your inventory practices. See Item 101(c)(vi) of Regulation S-K. For example, please disclose whether the company keeps a significant amount of inventory in order to meet its obligations under the Everything Overnight service discussed elsewhere in this section. In addition, please disclose how the company intends to reduce inventory costs in light of the disclosure in the second risk factor on page 11 of the Form 10-K regarding the company's increased inventory levels.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

3.   Please revise this section as appropriate to disclose any known trends or uncertainties that are reasonably likely to have a material effect on the registrant's financial condition or results of operations. See SEC Release No. 34-6835 (May 18, 1989) available at http://www.sec.gov/rules/interp/33-6835.htm. For example, please disclose any trends in the information technology products and services industry that have or are likely to occur that would affect the company such as trends with respect to pricing, suppliers and customers.

Overview, page 21

4.   We note the disclosure in the third paragraph under this sub-heading regarding the challenges the company faces. Please expand this disclosure to address briefly how the company intends to address these challenges. As applicable, please quantify any initiatives the company has or expects to undertake in this regard, particular with regard to your indication of moderate growth projected in the overall IT industry.

Definitive Proxy Statement on Schedule 14A

Executive and Director Compensation Processes, page 6

5.   Please clarify in the third full paragraph on page seven whether the 15,000 shares that the CEO has authority to issue pursuant to equity awards is an aggregate or per person number.

Code of Ethics, Page 8

6.   We note the disclosure under this sub-heading that the company has posted its
        Code of Ethics on its website. However, we were unable to locate it after
        reviewing the Investors and Media section of the company's website at
        www.pcconnection.com. Please advise us as to the location of the Code of Ethics
        or revise the disclosure in accordance with Item 406 of Regulation S-K.

Director Compensation, page 8

7.   Please provide the narrative disclosure required by Item 402(k)(3) of Regulation
        S-K with respect to director compensation.

Executive Compensation
Compensation Discussion and Analysis, page 10

8.   In the first full paragraph on page 11, we note your disclosure that forms of
        compensation "vary, depending on the Company's current initiatives and stated
        goals." Please expand this disclosure to address what the company's initiatives
        and goals were for 2006 and will be for 2007 and how those items resulted in the
        current compensation mix.

9.   Please provide additional detail regarding the adjustments made to the salaries of
        executive officers as disclosed in the last paragraph on page 11. For example,
        please disclose if there are individual performance goals that executive officers
        must meet. In addition, please disclose how "company-wide performance" is
        measured and if a quantifiable target is relied upon, please disclose it. Please also
        consider whether additional disclosure is necessary to take into account
        differences between the chief executive officer's salary and the salaries of other
        executive officers. See *Staff Observations in the Review of Executive
        Compensation Disclosure*
        (http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm)
        (October 9, 2007).

Executive Bonus Plan, page 12

10.   Please disclose what the company-wide net operating income goal was for the
        year ended December 31, 2006 and whether the goal was met. Please also
        disclose the goal for the year ended December 31, 2007. To the extent you
        believe disclosure of these targets is not required because it could result in
        competitive harm, provide us on a supplemental basis a detailed explanation for
        this conclusion. See instruction 4 to Item 402(b).

11.   Please disclose in more detail what the corporate and individual goals referenced in the third paragraph under this sub-heading were and whether they were achieved in 2006.

Summary Compensation Table, page 14

12.   We note the disclosure under the Option Awards column in the table, which appears to conflict with the disclosure on page 13 that no options were granted in 2006. Please revise or advise.

Grants of Plan Based Awards, page 15

13.   Please provide the narrative disclosure required by Item 402(e) of Regulation S-K with respect to plan based awards.

Potential Payments Upon Termination or Change in Control, page 16

14.   Please confirm that Ms. Gallup is not entitled to any payment upon termination or change of control.

15.   Please disclose what happens with respect to outstanding stock options held by an executive officer upon termination or a change of control.

Form 10-Q for the Quarter Ended September 30, 2007

16.   Please confirm that you will address the comments above in your future Forms 10-Q as applicable.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

Patricia Gallup
PC Connection, Inc.
December 31, 2007
Page 5 of 5

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

  You may contact Blair Petrillo, Staff Attorney, at (202) 551-3550 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any questions.

           Sincerely,

           H. Christopher Owings
           Assistant Director